EXHIBIT 2.1

FRAMEWORK AGREEMENT

This Framework Agreement (the “Framework Agreement”) is entered into by and between INTERNATIONAL ASSETS HOLDING CORPORATION, represented by Fabio Damián Nadel in his position as representative, sufficiently empowered to act as such (hereinafter, “INTL”) and ANTALYA INTERNATIONAL B.V. (soon to be renamed as INTL NETHERLANDS B.V.), represented by Fabio Damián Nadel in his position as representative, sufficiently empowered to act as such (hereinafter, “Netherland”, and together with INTL, the “Buyers”); and NORA EDITH ZYLBERLICHT DE TROTTA (DNI 10.134.482), HERNÁN FERNANDO LÓPEZ LEÓN (DNI 12.639.729), ORLANDO FRANCISCO PARISI (DNI 10.201.703), and MIGUEL CANALE (DNI 17.836.700), each of them in their own right (being collectively hereinafter referred to as the “Shareholders” or “Sellers” and together with Buyers, the “Parties”);

RECITALS

WHEREAS, the Shareholders own shares or other means of equity participations in the following companies: (i) Gainvest S.A. Sociedad Gerente de Fondos Comunes de Inversión (“Gainvest FCI”), (ii) Gainvest Argentina Asset Management S.A. (“Gainvest Argentina”), (iii) Gainvest Do Brasil Asset Management Ltda. (“Gainvest Brazil”), (iv) Gainvest Asset Management Limited (“Gainvest BVI”), and (v) Gainvest Uruguay Asset Management S.A. (“Gainvest Uruguay”), in the manner set forth in Schedule A (aggregate outstanding capital and votes described in Schedule A referred to as the “Shares”, and Gainvest FCI, Gainvest Argentina, Gainvest Brazil, Gainvest BVI and Gainvest Uruguay collectively referred to as the “Companies” and each individually as a “Company”);

WHEREAS, as described in Schedule A, the Shareholders own directly, or through the Companies or other entities, 100% of Gainvest FCI, Gainvest Argentina, Gainvest Brazil and, Gainvest BVI, and 90% of Gainvest Uruguay;

WHEREAS, Buyers wish to purchase from the Shareholders, and the Shareholders wish to transfer to Buyers, the Shares in the manner set out in Schedule A;

WHEREAS, the Parties also endeavour to cooperate strengthening their strategic business alliance to be pursued through the Companies and to that end they will enter into complementary commercial, operation and management agreements or understandings that will foster such alliance;

WHEREAS, therefore the Parties wish to further agree on certain matters related to their mutual relationships, as described in the recitals above;

NOW, THEREFORE, in consideration of the promises set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows.

Article I – Definitions

1.01 Definitions. As used in this Framework Agreement, the following terms shall have the following meanings:

“Additional Price” shall mean the sum of the (i) First Year Contingent Payment plus (ii) the Second Year Contingent Payment.

“Affiliate” shall mean, as to any Person, any other entity that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, that Person. For the purposes of this definition, the term “Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Annual Consolidated Revenues Report” shall have the meaning ascribed thereto in Section 2.04.

“Applicable Laws” shall mean, with respect to any Person, any federal, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, judgment, decision, requirement or rule of law of any Governmental Authority to which such Person or any of its activities or any of its assets or properties is or was subject.

“Argentine Pesos” or “Ar$” shall mean the lawful currency of the Republic of Argentina.

“Base Price” shall have the meaning ascribed thereto in Section 2.03.

“Business Days” shall mean any day other a Saturday, Sunday or any day on which banks located in Buenos Aires, Argentina, British Virgin Islands, Netherlands, the city of New York, New York, United States of America or San Pablo, Brazil are authorized or required to be closed for the conduct of regular banking business.

“Buyers” shall have the meaning ascribed thereto in the preamble.

“Buyers Indemnitees” shall have the meaning ascribed thereto in Section 11.01.

“Buyers Losses” shall have the meaning ascribed thereto in Section 11.01.

“Capital Stock” shall have the meaning ascribed thereto in Section 6.02(b).

“Change of Control” shall mean the occurrence of any of the following: (i) the sale, lease, transfer, conveyance, or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of a company and its subsidiaries taken as a whole to a third party; (ii) the adoption of a plan relating to the liquidation or dissolution of the Company; (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any third party becomes the beneficial owner.

“CIBSA” shall be Compañia Inversora Bursatil S.A.

“Claim Notice” shall mean either a Recoverable Claim Notice or a Third-Party Claim Notice.

“Closing” shall have the meaning ascribed thereto in Section 2.01(b).

“Closing Date” shall have the meaning ascribed thereto in Section 2.01(b).

“CNV” shall mean the Argentine Securities Exchange Commission (“Comisión Nacional de Valores”).

“Companies” shall have the meaning ascribed in the preamble.

“Consolidated Revenues” means, without duplication, the aggregate revenues generated by the Companies that will be calculated net of intercompanies’ accounts and in the case of Gainvest Uruguay only taking into account 90% of the resulting amount. All calculations shall be determined according to respective local GAAP of each country of incorporation. Any revenues generated by the Companies deriving from ‘revenues or fee sharing agreements’ with third parties and/or Buyers’ Affiliates will be calculated net of any revenue shared with the third party or Buyers’ Affiliate (other than the Companies). Such revenue or fee sharing agreements shall be negotiated in good faith and the revenue to be shared thereunder between the Companies, third-party and/or Buyers’ Affiliate shall be allocated on an arms’ length basis and bearing a principle of “efforts allocation” despite the regional source of such revenues. For purposes of this calculation, amounts in local currencies should be converted into US$ on a monthly basis, at the exchange rate of close of business of the last Business Day of the applicable month, as reported by Banco de la Nación de la República Argentina in the case of Gainvest FCI and Gainvest Argentina, Banco Central de la República Oriental del Uruguay in the case of Gainvest Uruguay, and Central Bank of Brazil in the case of Gainvest Brazil, taking as a reference the average between selling exchange rate and buying exchange rate. For the avoidance of doubts, Consolidated Revenues shall be net of any fee or portion of the revenues paid to any third party directly related to a transaction.

“Consolidated Shareholders Funds” means, without duplication, the total shareholders equity of the Companies at close of business on April 30, 2007. For purpose of clarification, ‘shareholders equity’ shall mean patrimonio neto in the case of Gainvest FCI, Gainvest Argentina and Gainvest Uruguay, patrimônio líquido in the case of Gainvest Brazil and net worth in the case of Gainvest BVI, including share and paid in capital plus retained and statutory reserves, and in each case (i) it shall be calculated net of any intercompany accounts or other cross holdings due among Companies, and (ii) in the case of Gainvest Uruguay, only 90% of its shareholders equity shall be taken into account. All calculations shall be determined according to respective local GAAP of each country of incorporation, and amounts in local currencies shall be converted into US$ at the selling exchange rate of close of business of April 30, 2007 as reported by Banco de la Nación Argentina in the case of Gainvest FCI and Gainvest Argentina, Banco Central de la República Oriental del Uruguay in the case of Gainvest Uruguay, and the Central Bank of Brazil in the case of Gainvest Brazil, taking as a reference the average between selling exchange rate and buying exchange rate.

“Country Stock Purchase Agreements” shall have the meaning ascribed thereto in Section 8.01(a)(iv).

“Dollars” or “US$” means the lawful currency of the United States of America.

“Drop-Dead Date” shall have the meaning ascribed thereto in Section 2.07(a)(ii).

“Financial Indebtedness” shall have the meaning ascribed thereto in Section 6.02(r).

“Financial Statements” shall have the meaning ascribed thereto in Section 6.02(d).

“First Year Contingent Payment” shall have the meaning ascribed thereto in Section 2.04.

“Framework Agreement” shall have the meaning ascribed to this term in the heading above, as amended from time to time, and including all annexes, schedules and exhibits hereto.

“Governmental Authority” shall mean any federal, national, state, provincial, local, municipal or similar government, governmental, regulatory or administrative authority, agency or commission or any quasi-governmental or state-owned body or private entity, having any regulatory, taxing, importing or other governmental or quasi-governmental authority or any court, tribunal, or judicial or arbitral body having jurisdiction over any Person, property or asset.

“Indemnifiable Loss” shall mean any cost, damage, expense, loss, deficiency, fine, fee, penalty, claims, demands, judgments, obligation or liability of any kind or nature, including reasonable legal, accounting and other professional services’ fees and expenses and amounts paid in connection with a settlement, judgement or demand, interests, fines and penalties, that are imposed on or otherwise suffered or incurred by the specified Person.

“Indemnifying Party” shall have the meaning ascribed thereto in Section 11.03(a).

“Indemnitees” shall have the meaning ascribed thereto in Section 11.02.

“INTL” shall be International Assets Holding Corporation.

“INTL SHARES” shall have the meaning ascribed thereto in Section 2.03(a).

“Irrevocable Capital Contributions” shall have the meaning ascribed thereto in Section 6.01(b).

“Lien” shall mean any lien, pledge, charge, mortgage, hypothecation, deed of trust, security interest or other encumbrance or other restriction on title.

“Losses” shall have the meaning ascribed thereto in Section 11.02.

“March 31, 2007 Report” shall have the meaning ascribed in Section 6.02(d).

“Netherlands” shall mean Antalya International B.V. (soon to be renamed as INTL Netherlands B.V.)

“Parties” shall have the meaning ascribed thereto in the preamble to this Framework Agreement.

“Pending Dividends” shall have the meaning ascribed thereto in Section 6.02(b).

“Permits” shall have the meaning ascribed thereto in Section 6.02(k).

“Pershing Agreement” shall have the meaning ascribed thereto in Section 3.01(c).

“Person” shall mean a corporation, association, limited liability company, joint venture, partnership, trust, business, individual, government or political subdivision thereof, or government authority or agency.

“Pre-Closing Periods” shall have the meaning ascribed thereto in Section 6.02(i).

“Proceedings” shall have the meaning ascribed thereto in Section 6.02(f).

“Purchase Price” shall be the sum of the Base Price plus the Additional Price.

“Returns” shall have the meaning ascribed thereto in Section 6.02(i).

“Revenues Report” shall have the meaning ascribed thereto in Section 2.04.

“Second Year Contingent Payment” shall have the meaning ascribed thereto in Section 2.04.

“Sellers” shall have the meaning ascribed thereto in the preamble.

“Shareholders” shall have the meaning ascribed thereto in the preamble.

“Shareholders’ Indemnitees” shall have the meaning ascribed in Section 11.02.

“Shareholders Losses” shall have the meaning ascribed thereto in Section 11.02.

“Shares” shall have the meaning ascribed thereto in the first recital above.

“Statement” shall have the meaning ascribed thereto in Section 2.03(a).

“Tax Benefit Amount” shall have the meaning ascribed thereto in Section 11.03(e).

“Tax Claim” shall have the meaning ascribed thereto in Section 11.03(a).

“Taxes” shall mean all taxes, including without limitation, any federal, state, provincial, county or local taxes imposed by any Governmental Authority on income, profits, gains of any kind, (including capital gains), profits, excise, interest payable on debt financing, severance, debits and credits on and transactions through bank accounts, stamp, real and personal property, asset, occupation, occupancy, production, sales, value added, use, transfer, license, franchise, registration, customs duties, gross receipts, capital stock, exports, payroll, employment, unemployment, withholding (including, without limitation, Taxes required to be withheld or collected pursuant to Applicable Laws by a Person from any amount paid or payable to any other Person), insurance, disability, capital, environmental, turnover, social insurance or security, wage, alternative or add-on minimum, estimated or other taxes of any kind whatsoever, fees, impositions and assessments of any type, royalties of any type, together with interest, additions or penalties with respect thereto and any interest in respect of such interest, additions or penalties, whether disputed or not.

“Third Party Claim” shall have the meaning ascribed thereto in Section 11.03(c).

1.02. Interpretation. All terms defined in this Framework Agreement in the singular shall have the same meaning when used in the plural and vice versa.

Article II – Purchase and Sale

2.01 Purchase and Sale. (a) At the Closing Date, upon and subject to the terms and conditions set forth hereinafter in this Article II and on each Country Stock Purchase Agreement, each Seller shall sell, transfer and deliver and each Buyer shall acquire from each Seller, for the consideration hereinafter set forth, the Shares listed in Schedule A opposite the name of such Seller, free and clear of any and all Liens and together with all rights now and hereinafter attached thereto. Buyers shall not be obligated to complete the purchase of any Shares unless the purchase, transfer and delivery –if applicable– of all Shares is completed simultaneously on the Closing Date.

The sale of the Shares includes the assignment and transfer by the respective Sellers to the respective Buyers of any and all rights arising under (A) any revocable or irrevocable contributions on account of capital increases made by Sellers to each of the Companies before the Closing Date, pending of capitalization as of that date; and (B) the Pending Dividends. Sellers agree to issue and deliver any documents and perform any action required to complete such assignments.

(b) Closing Date. The transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at Gainvest’s offices in Sarmiento 459 9°, on May 4, 2007 or on such other date agreed upon in writing by the Parties (the “Closing Date”), provided that the conditions precedent set forth in Article IX have been satisfied, or otherwise waived, by the relevant Party.

2.02 Purchase Price. The purchase price for the Shares shall be equal to (i) the Base Price plus (ii) the Additional Price (jointly, the “Purchase Price”).

2.03 Base Price. (a) The base price (the “Base Price”) to be paid by Buyers to Sellers shall be:

(i)	a cash amount of US$2,500,000 (two million five hundred thousand Dollars); plus

(ii)	a cash amount of US$265,000 (two hundred sixty five thousand Dollars); plus

(iii)	78,125 shares of INTL’s common stock US$.01 par value, issued and outstanding, fully paid, and quoted and traded on the ‘Nasdaq Capital Market’ (the “INTL SHARES”).

(b) Adjustment to the cash portion of the Base Price. The item (i) of the Base Price shall be adjusted in accordance with the following procedure:

(x) within 10 calendar days after the Closing Date, Sellers shall cause the Estudio Marasca & Asociados to deliver to Buyers an unaudited special financial report with a determination of the Consolidated Shareholders Funds (the “Statement”) prepared according to the applicable GAAP of each country of incorporation;

(y) together with the Statement, Sellers shall also deliver to Buyers a letter from Deloitte & Co. S.R.L. and from LGT Public Accountants (these letters, the “Auditors’ Certificates”), each certifying (A) the amounts and calculations indicated in the Statement and (B) that the methodology followed to prepare the Statement is reasonable and has considered the applicable GAAP of each country of incorporation. The Auditors’ Certificates shall be prepared by the auditors after a limited review of such Statement through an engagement that will follow procedures agreed-upon by those auditors, Buyers and Sellers, specifying certain verification tasks to be performed, and taking into account the auditing practices currently applied by the Companies. All costs and expenses related to the preparation of the Statement and the Auditors’ Certificates shall be borne by Sellers and the Buyers on halves; provided that Buyers shall pay in the aggregate not more than US$10,000 (ten thousand Dollars), and the balance –if any- by Sellers; and

(z) the Base Price shall be adjusted in an amount equal to the difference between (A) the Consolidated Shareholders Funds set forth in the Statement as certified by the Auditors’ Certificates and (B) US$2,500,000 (two million five hundred thousand Dollars) net of the Pending Dividends.

(c) Payment of the Base Price. Subject to the terms and conditions of this Agreement, (1) the cash portion of the Base Price shall be paid by Buyers on the Closing Date by means of a transfer of such amount in same day funds to the accounts designated by each Seller in writing with such amounts to be allocated among Sellers in accordance with Schedule B, and (2) as promptly as possible INTL shall issue the INTL SHARES in the form of share certificates and endorse such certificates in favor of the respective Seller as indicated in Schedule B. At lest three (3) days prior to the Closing Date, Sellers shall notify to Buyers the accounts and required information for the transfer of funds (such accounts, the “Sellers’ Account”).

(d) Payment of the Adjustment Amount. (1) If the Consolidated Shareholders Funds set forth in the Statement as certified by the Auditors’ Certificates exceed US$2,500,000 (two million five hundred thousand Dollars) net of the Pending Dividends, Buyers shall pay such excess to Sellers to the respective Sellers’ Accounts, and in the proportion set forth in Schedule B no later than five (5) Business Days after receipt of the Statement and Auditors’ Certificates, for further distribution among Sellers, which distribution shall be discussed and agreed among them without Buyers’ participation.

(2) If the Consolidated Shareholders Funds set forth in the Statement as certified by the Auditors’ Certificates is lower than US$2,500,000 (two million five hundred thousand Dollars) net of the Pending Dividends, Sellers shall reimburse such shortfall to

Buyers in the proportion set forth in Schedule B no later than five (5) Business Days after receipt of the Statement and Auditors’ Certificates. Buyers shall notify Sellers the accounts and required information for the transfer of funds (such accounts, the “Buyers’ Account”). If any credit arise among Sellers as a result of the reimbursement pursuant to the terms hereof, such credit/debit shall be agreed between Sellers and Buyers shall have no liability whatsoever in connection thereof.

(e) Allocation of the Base Price. The Parties agree to allocate the Base Price as follows:

(i) 51.71% of the capital stock and votes of Gainvest FCI: US$ 591,720 (five hundred ninety one thousand seven hundred and twenty Dollars), plus 21,691 INTL SHARES.

(ii) 100% of the capital stock and votes of Gainvest Argentina: US$ 1,539,466 (one million five hundred thirty nine thousand four hundred and sixty six Dollars) plus 56,434 INTL SHARES.

(iii) 3.13% of the capital stock and votes of Gainvest Brazil: US$ 2,814 (two thousand eight hundred and fourteen Dollars).

(iv) 100% of the capital stock and votes of Gainvest BVI: US$ 568,000 (five hundred sixty eight thousand Dollars), and

(v) 70% of the capital stock and votes of Gainvest Uruguay: US$ 63,000 (sixty three thousand Dollars).

2.04 Additional Price. In addition to the Base Price, Buyers shall pay to Sellers the Additional Price. The Additional Price shall be calculated and paid in cash as follows:

(i)	Revenues Report. Buyers will cause the Companies to prepare two annual reports called the “Annual Consolidated Revenues Report” (each, a “Revenues Report”) that will calculate the Consolidated Revenues accumulated during the immediately preceding 12 (twelve) month-period (A) since the May 1, 2007 (for the first Revenues Report), and (B) since May 1, 2008 (for the Second Revenues Report).

(ii)	Delivery and Verification of Revenues Reports. The Revenues Report will be delivered to Sellers within 20 calendar days after May 1, 2008 and May 1, 2009, respectively. Upon delivery, Sellers will have 5 (five) calendar days to request that a Revenues Report be verified, at the Companies’ cost, by Deloitte & Co. S.R.L. Absent such request by Sellers, the Revenues Report shall be considered accepted by Sellers. If the Consolidated Revenues is subject to revision at Sellers’ request, Buyers shall (A) pay as set forth below the amount that results from the Revenues Report as delivered by Buyers and (B) pay any additional amount (if any) only upon written agreement among the Parties or pursuant to an arbitration award issued following the procedure set forth in Article XII.

(iii)

First Payment of Additional Price. On the first Business Day of June 2008, Buyers shall pay to Sellers a cash amount equal to 25% of the Consolidated Revenues accumulated during the first twelve-month period as set forth in the first

Revenues Report (the “First Year Contingent Payment”), provided however that if the Consolidated Revenues set forth therein results less than US$3,700,000 (three million seven hundred thousand Dollars), the amount due to Sellers will be zero; provided further that Consolidated Revenues exceeding US$10,000,000 (ten million Dollars) will be ignored for purposes of calculating the First Year Contingent Payment; provided further also that if an adverse tax effect would result to Buyers or the Companies as a result of capitalizing or paying the Pending Dividend, Buyers may at their option comply with the payment of the First Year Contingent Payment by assigning to Sellers the Pending Dividends and causing the Companies to pay out the Pending Dividends to Sellers together with the payment of the balance of the First Year Contingent Payment.

(iv)	Second Payment of Additional Price. On the first Business Day of June 2009, Buyers shall pay to Sellers a cash amount equal to 25% of the Consolidated Revenues accumulated during the second twelve-month period as set forth in the second Revenues Report (the “Second Year Contingent Payment”), provided however that if the Consolidated Revenues result less than US$5,500,000 (five million five hundred thousand Dollars), the amount due to Sellers will be zero; provided further that Consolidated Revenues exceeding US$11,000,000 (eleven million Dollars) will be ignored for purposes of calculating the Second Year Contingent Payment.

(v)	Allocation of Additional Price. The Parties agree that Purchase Price allocation for the Additional Price will be proportional to that of Section 2.03(e).

2.05 Currency and Manner of Payments. (i) All payments in cash hereunder shall be made in Dollars and in immediately available funds, by means of a wire transfer made payable to the Sellers’ Account or Buyers’ Account. All payments shall be done without any deduction for taxes, expenses or charges of any kind.

(ii) Any payment that for applicable foreign exchange regulations has to be made in a bank account in a certain country, shall only be made in that jurisdiction and payment shall be considered to have occurred upon the corresponding Dollar amount is transferred to the bank into which the corresponding Sellers’ bank account is opened in that jurisdiction.

2.06 Registration of INTL SHARES. Subject to the terms of this Agreement, Buyers agree to fully cooperate and take all steps necessary to promptly register in the name of Sellers the INTL SHARES issued pursuant to Section 2.03(c) hereof, ensuring to Sellers the marketability of the INTL SHARES in a term that shall not exceed six months as from the Closing Date. To this end Buyers undertakes on a best efforts basis to register the INTL SHARES with the SEC and agrees to pay all expenses, taxes, fees, charges, etc. in connection with such registration. In the event that registration is not achieved on the agreed upon term, Buyers will pay to Sellers US$180,000 (one hundred and eighty thousand Dollars), in the proportions set forth in Schedule B.

2.07 Termination. (a) This Framework Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(i) at any time prior to Closing by the written agreement of all the Parties;

(ii) at any time prior to Closing by either Sellers or Buyers if the Closing has not occurred (other than through the failure of any party seeking to terminate this Framework Agreement to comply with its obligations under this Framework Agreement) on or before May 31, 2007 (that date or such later date as the Parties may agree upon in writing, the “Drop-Dead Date”);

(iii)(1) by Buyers, if any of the conditions precedent set forth in Section 9.01 has not been satisfied or becomes impossible to be satisfied (other than through the failure of any of the Buyers to comply with their obligations under this Framework Agreement) and Buyers have not waived such condition on or before the Closing Date; or (2) by Sellers, if any of the conditions precedent set forth in Section 9.02 has not been satisfied or becomes impossible to be satisfied (other than through the failure of any of the Sellers to comply with their obligations under this Framework Agreement) and Sellers have not waived such condition on or before the Closing Date;

(iv) by Sellers, if, at any time prior to Closing, there shall have been a breach of any representation, warranty, obligation or covenant of Buyers in this Framework Agreement, that Buyers have not been able to remedy within 10 days following notice thereof or the period through the Drop-Date Date, whichever is shorter; or

(v) by Buyers, if, at any time prior to Closing, (A) there shall have been a material adverse effect on any of the Companies since the date of the Financial Statements and in the March 31, 2007 Report, and such material adverse effect has not been remedied within 10 days following notice thereof or the period through the Drop-Date Date, whichever is shorter, or (B) there shall have been a breach of the representations, warranties, obligations or covenants of Sellers in this Framework Agreement, that Sellers have not remedied within 10 days following notice thereof or the period through the Drop-Date Date, whichever is shorter.

(b) Joint Exercise of Termination Rights. The Parties agree that the other Party may only exercise the termination rights set forth in this Section 2.07 as a single Party, and the breach of any single Seller or Buyer, as the case may be, shall prevent the other Sellers or Buyer, as the case may be, to exercise these termination rights.

(c) Effect of Termination. In the event of termination by either Party pursuant to this Section 2.07, written notice thereof shall be forthwith be given to the other Party. If this Framework Agreement is terminated by either Party, the breaching Party, in addition to any other liabilities accruing hereunder shall be liable for and shall pay within 20 Business Days after such termination the costs and expenses incurred by the non-breaching Party; provided, however, that the obligations of the Parties set forth in this Section 2.07(c), Article XI, Article XII and Article XIII shall survive any such termination and shall be enforceable hereunder.

Article III - Gainvest Financial Advisors Agente de Valores S.A.

3.01 The Retained Company. The Parties agree that Gainvest Financial Advisors Agente de Valores S.A. (“Gainvest Financial Advisors”), a corporation established in Uruguay and controlled by Sellers, will not be acquired by the Buyers, and therefore Sellers agree and undertake:

(a)	on or before the date hereof, to assign and transfer to the Companies whatever funds or consideration from Gainvest Financial Advisors the Sellers deem convenient so that the Consolidated Shareholders Funds at the close of business of April 30, 2007 is of US$2,500,000 (two million five hundred thousand Dollars) net of the Pending Dividends;

(b)	on or before the date hereof, as part of the assignment indicated in 3.01(a) above, to transfer all of the equity participation held by Gainvest Financial Advisors in Gainvest Brazil to Gainvest Argentina or other entities as indicated by Buyers, and to sign, deliver, grant, obtain or file for any necessary document, power-of-attorney, certificate or other instrument required under Brazilian laws to amend the bylaws of Gainvest Brazil to reflect the change of control and the appointment of new administrators designated by Buyers;

(c)	(i) Pershing Agreement Assignment: to cooperate with and assist Buyers in order to transfer the rights and obligations arising under the agreement with Pershing LLC (the “Pershing Agreement”) to one of the Companies or to a new entity wholly owned by the Buyers;

(ii) Transfer of Profits: as from the Closing Date until the assignment of the Pershing Agreement, to transfer to Buyers an amount equal to any profits (i.e., revenues net of any direct costs, commissions, expenses, taxes or other charges) arising out of the Pershing Agreement. Sellers shall transfer the amount of such profits collected in a given month no later than the tenth (10th) day of the following month; provided, however, that the first payment shall (A) be calculated only with respect to net revenues generated since May 1, 2007 through June 30, 2007 and (B) be paid by Sellers on July 10th, 2007 (or the Business Day immediately thereafter);

(iii) Compensation for Revenues Reduction: to compensate Buyers if current revenues arising out of the current wealth management accounts under the Pershing Agreement (which generated US$145,000 in fees in 2006) are reduced as a consequence of losing existing clients due to the transfer or assignment or if such transfer or assignment is not successfully achieved by the first anniversary of the Closing Date. Such compensation will be of US$3 per each US$1 of reduction in annual net revenues and shall be paid by Sellers on the first Business Day after the first anniversary of the Closing Date. Sellers shall deliver to Buyers a certificate including detail of the calculations made therefor, which will be subject to review by Buyers.

(iv) Buyers’ Information Rights: to grant Buyers access to business, financial and operating documentation of Gainvest Financial Advisors (including its respective balance sheets) and made inquiries to the senior management officers of Gainvest Financial Advisors at their sole judgment for purposes of verifying the above mentioned compensation.

Article IV –Undertakings by the Parties

4.01 Undertakings by Hernán López León, Orlando Parisi, and Miguel Canale. (i) CIBSA’s agreements.The Companies shall maintain the existing cooperation and distribution agreement with Compañia Inversora Bursatil S.A. (“CIBSA”) for three (3) years after Closing, as evidenced in an amendment letter to be agreed upon between Gainvest Argentina and CIBSA prior to Closing and previously agreed upon with Buyers.

(ii) López León entities. Messrs. Hernán López León, Orlando Parisi and Miguel Canale shall use their best efforts to cause López León Brokers S.A. and López León do Brasil Ltda. to continue rendering support to the Companies on the same terms and conditions as of today for the next three (3) years as evidenced on a letter to be delivered at least one (1) day prior to Closing; which agreement shall include a termination right for the Companies with a 30-day written notice and shall be previously agreed upon with Buyers.

4.02 Undertaking by INTL. (i) INTL hereby unconditionally guarantees the timely and unconditional payment to Sellers of all amounts owed by Netherlands under this Framework Agreement and each Country Stock Purchase Agreement and further unconditionally guarantees the performance of all of Netherlands’ other obligations under this Framework Agreement and each Country Stock Purchase Agreement when due and in strict compliance with each of the terms and conditions thereof.

(ii) INTL understands and agrees that this guaranty is a guaranty of prompt payment and performance, and not merely a guaranty of collection. INTL further understands and agrees that its guaranty hereunder is primary, absolute, continuing and unconditional, and that nothing but full and prompt performance and full and prompt payment as agreed upon hereby to Sellers of all performances and all amounts, respectively, owed by Buyers under this Framework Agreement and each Country Stock Purchase Agreement shall reduce or release INTL from its obligations and liability thereunder.

Article V - Management of the Companies

5.01 Management of the Companies Post-Closing. The Companies shall be managed by a Board of Directors (or administrators or similar bodies, as applicable) formed by five regular members and up to five alternates. Buyers agree and undertake that they will not cause any material modification or amendment to the Companies’ current business accounting or operations unless required by law or as necessary to permit Buyers’ year-end and quarters consolidation of accountings, nor will they cancel any services unit currently run by the Companies with respect to asset management, wealth management, and/or arrangement of asset-backed securities issues (unless required by law or as a consequence of any adverse event that materially affects the economic sustainability of such activities) before the Second Year Contingent Payment is paid to the Shareholders.

5.02 Appointment of Ms. Trotta and Mr. Parisi. Until Buyers complete the Second Year Contingent Payment, Buyers undertake to: (i) appoint Ms. Nora Edith Zylberlicht de Trotta and Mr. Orlando Francisco Parisi as regular members of the board (or similar bodies) of the Companies, (ii) approve the performance of the duties carried out by Nora Z. Trotta and Orlando Parisi as members of the Board, save for gross negligence or wilfull misconduct incurred by any of them, declared in a final award pursuant to Article XII or by omitting to follow a written instruction from Buyers; provided however that the commitment hereof shall not affect in any manner whatsoever the indemnity rights of Buyers under this Framework Agreement.

5.03 Compensation Structure. Buyers agree to the following compensation structure for Ms. Nora Trotta and Mr. Orlando Parisi as from the Closing Date, and therefore agree to cause each of the Companies to execute whatever document is necessary or to take whatever action is required to comply with the following agreements:

(a)	With Ms. Nora Edith Zylberlicht de Trotta sign (i) a two-year agreement to serve as Chief Executive Officer of Gainvest FCI and director of the Companies substantially on the same terms and conditions as currently in force which are known by the Buyers which includes (1) a non-reimbursable monthly fee of US$20,000 (twenty thousand Dollars) and (2) an amount equal to (A) 15% of the consolidated operating profit of the Companies as determined in Ms. Trotta current compensation scheme (excluding Gainvest Chile S.A. and Gainvest Financial Advisors and 10% of the operating profits of Gainvest Uruguay) minus (B) the aggregate amount paid under Section 5.03(a)(1), and (ii) a subsequent two-year consulting agreement, which general terms Ms. Trotta and Buyers will make the best efforts to agreed on at least six months before the expiration of the agreement described in (i), to act as director of any of the Companies and providing strategic support and client relationship on a part-time basis.

(b)	With Mr. Orlando Francisco Parisi to sign a two-year agreement to serve as non-executive Director of the Companies to give advice and support in connection with the future strategic direction of the Companies on a part-time basis, with an annual compensation of US$75,000 (seventy five thousand Dollars).

Article VI – Representations & Warranties

6.01 In relation to the Shares, the Sellers represent and warrant to Buyers, which representations and warranties shall be true and correct as of the date hereof and as of the Closing Date that:

(a) Property of the Shares. Dividends and other pro-rata deliveries pending distribution. The Shares are owned by the Sellers who have the right to freely dispose of them, and such Shares are in their full and legal possession. No Lien exists on the Shares nor any restriction with respect to the purchase and sale contemplated in this Framework Agreement or for the exercise of the rights that the charter of each Company and the law confer upon the legitimate holders. Neither the Sellers nor the Shares are part of voting syndicates or similar agreements by which the voting power of the Shares may be limited. There are no unpaid dividends nor any other pro-rata distributions, in cash or in kind, which payment is outstanding, other than those disclosed in Schedule 6.01(a). None of the Companies have negative net worth or requires a capital contribution to avoid dissolution or liquidation and to permit that Company to continue with its business activities.

(b) Options related to the Shares. Except for (1) an irrevocable capital contribution of US$63,000 (sixty three thousand Dollars) made by Sellers in Gainvest Ururuguay on April 2007, (3) an aggregate irrevocable capital contribution of US$600,000 (six hundred thousand Dollars) made by Sellers in Gainvest BVI on April 2003 and April 2007 (these irrevocable capital contributions referred to as the “Irrevocable Capital Contributions”), which Irrevocable Capital Contributions Sellers shall cause to be capitalized on or prior to Closing, or as a consequence of the Framework Agreement and each Country Stock Purchase Agreement, no purchase options nor any rights whatsoever have been granted to third parties or to any of the Sellers, nor there exists any agreement as a result of which third parties or any of the Sellers may, after execution of this Framework Agreement, claim rights to the Shares or to any new shares or to any equity or debt interest to be issued by the Companies (included, but not limited to, irrevocable capital contributions on account of future stock subscriptions (aportes irrevocables de capital)).

(c) Valid Execution of this Framework Agreement. The execution and delivery of this Framework Agreement, each Country Stock Purchase Agreement and any other agreement, instrument or document to be executed or delivered pursuant to this Framework Agreement by the Sellers, the performance by the Sellers hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby shall not conflict with or violate any agreement, other legal instruments, Permit or Applicable Law applicable to any of the Sellers or to the Companies or to which any of the Companies or any of the Sellers is a party; nor will result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default or acceleration or prepayment or similar event) under said agreements, instruments, Permits or Applicable Laws; nor shall grant to third parties the right to rescind or modify agreements to which any of the Sellers or any of the Companies are a party; nor would result in the creation of any Lien on the Shares or any assets of the Companies. This Framework Agreement, each Country Stock Purchase Agreement and any other agreement, instrument or document executed or delivered pursuant to this Framework Agreement by the Sellers constitute the valid and binding obligation of the Sellers in accordance with their terms.

(d) Third Parties Consents. The execution and delivery of this Framework Agreement, each Country Stock Purchase Agreement, any other agreement, instrument or document executed or delivered pursuant to this Framework Agreement, and the consummation of the transactions contemplated hereunder or thereunder, do not require any consent, approval or authorization of, nor any declaration, filing or registration before, or notice to, any Governmental Authority or any other person or entity, except for the execution of an amendment to the by-laws of Gainvest Brazil providing for the transfer of quotas as set forth hereunder and under the relevant Country Stock Purchase Agreement, which amendment has to be filed with the Registro Civil das Pessoas Juridicas of the city of San Pablo, Brazil.

6.02 With respect to each of the Companies, the Sellers represent and warrant to Buyers, which representations and warranties shall be true and correct as of the date hereof and as of the Closing Date, the following:

(a) Organization. The Companies are corporations duly organized, validly existing and in good standing under the laws of their country of incorporation. The Companies have all requisite corporate power and are duly authorized to own, use and operate their assets and properties and to carry on their business as presently being conducted.

(b) Capitalization. The outstanding capital stock and votes of the Companies consist of such capital stock and votes described on Schedule A, and the Shares constitute (directly and/ or indirectly, as described in Schedule A) all of the issued and outstanding capital stock of Gainvest FCI, Gainvest Argentina, Gainvest Brazil and Gainvest BVI, and 90% of the issued and outstanding capital stock and votes of Gainvest Uruguay. All the Shares have been validly issued, in compliance with Applicable Laws, and are fully paid and nonassessable. Other than the unpaid portion of the dividend of Gainvest Argentina approved by the Shareholders Meeting of November 10, 2006, which amounts to Ar$ 660,211 (Argentine Pesos six hundred sixty thousand two hundred eleven) (that dividend, the “Pending Dividends”), in the Companies there are no pending (i) capital increases or reductions, (ii) subscriptions, issuances or redemption of Shares, (iii) amendments of the Estatutos or by laws; (iv) mergers, spin-offs or transfers of business, or (v) other corporate acts of similar importance. A true and complete by-laws of the Companies, with the relevant evidence of their registration with the corresponding public registry of the place of incorporation of each of the Companies is attached hereto as Annex 6.02(b).

(c) Except as disclosed in the Financial Statements (as defined below), the Companies do not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity or ownership interest, including interests in partnerships and joint ventures, in any other entity or business.

(d) Financial Statements. (i) Each of the Financial Statements of the Companies as of their respective fiscal years ended in 2006 (Gainvest Argentina’s fiscal year ending on June 30th; the other Companies’ fiscal years ending on December 31st), together with the notes to such financial statements (hereinafter collectively the “Financial Statements”) (complete and true copies of which are attached as Annex 6.02(d)(i)(1)), have been duly audited by independent public accountants, and both the Financial Statements and the unaudited report of consolidated assets and liabilities statement as of March 31, 2007 attached as Annex 6.02(d)(i)(2) (the “March 31, 2007 Report”), have been prepared in accordance with the applicable GAAP of their respective countries and Applicable Laws, and are complete and correct and fairly present the financial condition, results of operations and cash flows of the Companies as of the date and for the period of such Financial Statements and at March 31, 2007 in the case of the March 31, 2007 Report and for the period covered thereby.

(ii) There are no liabilities, debts, obligations (whether absolute, accrued, contingent or otherwise) of, or claims against, the Companies, other than: (x) as and to the extent reflected or reserved against on the Financial Statements and in the March 31, 2007 Report; (y) as specifically described and identified as an exception to this paragraph in Annex 6.02(d)(ii); or (z) incurred since the date of the Financial Statements in the ordinary course of business, and duly reflected in the Company’s accounts and records and recorded in the Statement, all of which are kept and maintained in accordance with good business and accounting practices.

(iii) Except as set forth in Annex 6.02(d)(iii), since the date of the Financial Statements (x) the Companies have carried on and operated their businesses in the ordinary course of business consistent with past practices and (y) there have not been any events, changes or occurrences that have had a material adverse effect on any of the Companies or subsequent events that rendered the Financial Statements untrue, incomplete or incorrect.

(e) Real Property. (i) The Company does not own real property, other than that listed in Annex 6.02(e)(i). The Company has good and valid title to such real property, free and clear of all Liens. The Company is in peaceful and undisturbed possession of such real property, which is in good state of repaid and maintenance subject only to normal wear and tear.

(ii) Annex 6.02(e)(i) sets forth each and every parcel of real property or interest held by the Company as lessee under a lease. True, correct and complete copies of all leases with respect to such leased real property are attached hereto as Annex 6.02(e)(ii). Each such lease is valid, binding and is in full force and effect and all rents and other sums payable by the Companies are current. The Companies have complied with the terms of such leases and no termination event or default exists or would result as a consequence of the transactions contemplated by this Framework Agreement. The Companies have good and valid title to the leasehold interest with respect to such real property. The Companies are in peaceful and undisturbed possession of the space and/or estate under such leases.

(f) Litigation and Proceedings. There is: (a) no outstanding order of any Governmental Authority against or involving the Companies or any of their assets; (b) no action, suit, dispute or governmental, administrative, arbitration or regulatory proceeding pending or, at the Sellers’ best knowledge, threatened, against or involving the Companies or any of their assets; and (c) no investigation pending or, at the Sellers’ best knowledge, threatened against or involving the Companies or any of their assets (collectively, “Proceedings”). At the Sellers’ best knowledge, there is no fact, event or circumstance that could be expected to give rise to any Proceeding against or involving the Companies or any of their assets.

(g) Tangible Property. All tangible property currently used by the Companies has been recorded on the Company’s accounts and is free and clear of all Liens.

(h) Books and Records. (i) The books of account of the Companies have been fully, properly and accurately maintained, and contain in detail true, complete and accurate records of all matters required by law to be entered therein.

(ii) Except for those transfers of quotas of Gainvest Brazil by Gainvest Financial Advisors to Gainvest Argentina, which registration is pending, all the minute books, stock ledger and other records of the Companies contain true and complete records of all meetings of, and corporate action taken by, the Board of Directors (or similar bodies) and shareholders of the Companies, and reflect all material transactions carried on by the Companies, and accurately reflect all transactions referred to in such minutes. No meeting of shareholders, quotaholders or members of the Companies or of their respective board of directors or similar bodies has been held, or which minutes have not been prepared or signed as required by Applicable Laws and transcribed into the appropriate books or records. The stock books of the Companies are true and complete. All of the minutes books and records of the Companies required by Applicable Laws are kept adequately and are in compliance with such Applicable Laws.

(i) Taxes. (i) For purposes of this Framework Agreement and each Country Stock Purchase Agreement: (1) “Pre-Closing Periods” shall mean all Tax periods ending on or before the Closing Date and, with respect to any Tax period that includes but does not end on the Closing Date, the portion of such period that ends on and includes the Closing Date; and (3) “Returns” shall mean all returns, declarations, reports, estimates, information returns, refund claims, and statements of any nature regarding Taxes, including amendments thereto.

(ii) (1) All Returns required to be filed by the Companies (or for which the Companies may be held responsible) have been timely filed when due in accordance with all Applicable Laws and such Returns are true, complete and correct in all material respects, are prepared in accordance with Applicable Laws, and no adjustment has been proposed by any Governmental Authority and, no basis exists for any such adjustment; (2) all Taxes due from or payable pursuant to such Returns and all other Taxes relating to the Companies have been timely and fully paid; (3) the charges, accruals and reserves for Taxes relating to the Company as reflected on are, adequate to cover all Taxes that are, or may become, payable with respect to Pre-Closing Periods; (4) there are no agreements or consents currently in effect for, and no outstanding requests for, the extension or waiver of the time, (A) to file any Return relating to the Companies, or (B) for assessment, collection or payment of any Taxes relating to the Companies; (5) all Taxes which the Companies are required by Applicable Law to withhold or collect have been duly withheld or collected, and have been timely paid over to the appropriate Governmental Authorities to the extent due and payable; (6) there is no action, suit, Proceeding, investigation, examination, audit, claim, or deficiency currently pending, or to Sellers’ best knowledge, threatened, regarding any Taxes relating to the Companies; (7) there are no Tax-related Liens on any asset of the Company; (8) there are no Tax sharing agreements or arrangements to which the Companies are now or ever have been a party; and (9) the Companies have not been the subject of audits or inspections by any Governmental Authorities resulting in additional payments by the Company in excess of US$10,000 or its equivalent in local currency (with respect to Taxes or otherwise).

(j) Labor Matters and Employees. (i) (1) Annex 6.02(j)(i) sets forth the name, date of employment, job title, monthly compensation, and eligibility for institutional expense reimbursements, medical services coverage in excess of those applicable by law, or for discretional annual bonus of each employee of the Companies, and the list of any contract and temporary employees of the Companies and all terms and conditions of their engagement; (2) there are no labor relationships of the Companies or that could be considered as such other than those of the employees mentioned in (1) above described in Annex 6.02(j)(i); (3) there are, and there have been, no labor Proceedings against the Companies; and (4) there are no pension or profit sharing plans, stock option plans, deferred compensation, or other incentive, welfare or employee benefit plan or agreement for the benefit of employees, except as required by Applicable Laws as disclosed in Annex 6.02(j)(i).

(ii) The Companies are not in breach of any Applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, termination payments, or occupational safety and health, and any other benefits agreed by the Companies and their employees, and there is no action, suit or legal, or other Proceeding or investigation pending or, to the Sellers’ best knowledge, threatened against the Companies relating to any thereof, and, to the Sellers’ best knowledge, no basis exists for any such action, suit, or legal or other proceeding or investigation. There are no collective bargaining agreements applicable to the employees of the Companies due to the activities carried on by the Companies, as a result of the execution of any such collective bargining agreements by the Companies or otherwise. The Companies are not required to make any contribution to any union or other similar entity;

(iii) there is no labor strike, dispute, slowdown or stoppage pending or threatened against the Companies;

(iv) the execution and delivery of this Framework Agreement and each Country Stock Purchase Agreement by the Sellers and the consummation of the transactions contemplated hereby and thereby will not cause, or be deemed to cause, the termination of any employee relationship.

(v) to the Sellers’ best knowledge, all social security Taxes of any of the Companies’ contractors’ and sub-contractors’ employees providing services to the Companies’, which are required by Applicable Laws to be withheld or collected have been duly withheld or collected, have been timely paid over to the appropriate Governmental Authorities to the extent due and payable; and there is no action, suit, Proceeding, investigation, examination, audit, claim or deficiency currently pending or threatened, regarding any such social security Taxes applicable to any employees of any such contractors and sub-contractors. The Companies have requested information to, monitored and controlled contractors and subcontractors in accordance with Article 30 of Argentine labor Applicable Laws and similar other Applicable Laws.

(vi) The Companies have filed all social security returns required by Applicable Laws. All amounts shown in said returns are true and correct and have been paid when due, and all withholdings or payments required to be made by Applicables Laws have been duly made and paid in due course. The amount set up as accruals for social security contributions in the Financial Statements and in the March 31, 2007 are sufficient for the payment of all accrued and not yet paid amounts.

(k) Compliance with Applicable Laws. (i) The Companies conduct and have conducted their respective businesses in accordance with all laws and in accordance with all orders entered by any federal, state or local government, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body applicable to the Companies or any of its assets or business and any other Applicable Laws.

(ii) The Companies have full written authorization under Applicable Laws to operate and to continue to operate as their have currently been doing. The Companies have, and are in full compliance with, all required licenses, registrations, certificates, permits, filings, consents, approvals, conditions, directives, orders and other authorizations of Governmental Authorities (“Permits”) necessary to carry out their businesses as presently conducted.

(iii) The Companies and the Sellers (i) have not engaged in any illegal financial related activities, (ii) the Company and the Sellers have not made any illegal payments, gifts or contributions to any government or political official, employee or agent, and (iii) the Company and the Sellers have conducted their respective business at all times in compliance with all national and local laws and regulations. In conducting the Company’s business operations, the Company and the Sellers have complied with all national and local record-keeping laws and regulations.

(l) Contracts. (A) All contracts to which each of the Companies is a party or to which any of their assets is bound are listed on Annex 6.02(l)(A), except for those contracts, agreements or commitments that obligates a Company to pay, or entitles the Company to receive, in any contract year, an amount of less than US$50,000 (fifty thousand Dollars), (B) all the contracts listed in

Annex 6.02(l)(A) are in full forece and effect, no written notice of termination thereof have been given or received and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default or acceleration thereunder, (C) there are no contracts entered into involving receipt or payment by any of the Companies that could result in an amount in excess of US$ 100,000 or with terms longer than a 12-month period, (D) the Companies comply in all material aspects with all their respective contracts obligations and, to the Sellers’ best knowledge after due inquiry, counterparts thereof are not in breach or delay with any of their respective obligations, and (E) all transactions with Sellers’ Affiliates, or its directors, officers or employees are set forth in Annex 6.02(l)(E).

(m) No misrepresentations. No representations or warranties by the Sellers in this Framework Agreement, each Country Stock Purchase Agreement, including the Schedules and no statement contained in any other document, agreement, instrument or document executed or delivered pursuant to this Framework Agreement (including, without limitation, the Financial Statements, the Statement referred to in 2.03(vi), certificates or other writing furnished or to be furnished by the Sellers to the Buyers or any of its representatives pursuant to the provisions hereof or in connection with the transactions contemplated hereby), contains any untrue statement of material fact or omits to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading. There is no fact known or which, upon the exercise of reasonable inquiry, should be known by the Sellers which has or would have a material adverse effect on any of the Companies which has not been disclosed in this Framework Agreement and each Country Stock Purchase Agreement.

(n) No Indemnity Agreements. There are no indemnity agreements, golden parachutes or similar arrangements between the Companies and their directors, officers, agents or employees or other Persons.

(o) No brokers’ or finders’ Fees. Except for MS FINANZAS Y GESTION S.A., which fees and expenses shall be paid by the Sellers and shall not be claimed for any reason whatsoever from the Buyers, there are no broker, investment banker, financial advisor or other Person acting on behalf of Sellers is entitled to claim any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Framework Agreement.

(p) Financial Indebtedness. Other than as disclosed in the March 31 2007 Report, there is no financial indebtedness whether or not matured or contingent or incurred as principal, guarantor or surety, owed by any of the Companies or to which any of their respective properties or assets are subject (“Financial Indebtedness”). The Companies have no outstanding obligation, liability or debt owed to any of the Sellers, and the Sellers do not have any claims against the Companies. The Companies are not in default, nor has any event occurred which, with notice or the lapse of time of both, would constitute a default, under any Financial Indebtedness.

(q) Compliance with securities regulations. The Companies have conducted their activities in each of their respective countries in full compliance with the relevant securities regulations. Without limitation to the foregoing, in the case of issuance of securities arranged by Gainvest Argentina (by itself or with or through CIBSA or other entity) or issued by Gainvest FCI (1) marketing and placement efforts have been made pursuant to the requirements set forth in the joint Resolution No. 470-1738/2004

(issued by the Argentine securities commission – Comisión Nacional de Valores – and the Argentine tax authorities – Administración Federal de Ingresos Públicos – to qualify each of such issuances as public offering (oferta pública) of securities and (2) all marketing materials including, without limitation, prospectuses, contain adequate, complete and true information.

6.03 With respect to the Companies as a whole, Sellers represent and warrant that:

(a) Consolidated Shareholders Funds.As of the date hereof, the Consolidated Shareholders Funds is at least equal to US$2,500,000 (two million five hundred thousand Dollars).

(b) Conduct of Businesses. Except as set forth in Annex 6.02(b)(iii), which actions were only taken so that the Consolidated Shareholders Funds be at least as indicated in the paragraph above, since date of the Financial Statements, the Companies have conducted their businesses only in the ordinary course of business and consistent with their past practices.

(c) Companies’ turnover and market share in Argentina and Brazil. (i) Subject to the Buyers’ representation set forth in Section 7.08(i), the Companies turnover (together with its controlled entities and entities subject to common Control) together with that of Buyers’ and Buyers’ Affiliates’ turnover for the last year in Argentina do not add up to the Ar$200,000,000 set forth in Law No. 25,156 and thus the purchase of the Shares is not subject to mandatory filing in Argentina pursuant to that law.

(ii) (A) Subject to the Buyers’ representation set forth in Section 7.08(ii), Sellers’ and Buyers’ turnover (gross sales) in Brazil during 2006 was less than R$400 million (approximately US$ 200 million); (B) Gainvest Brazil’s market share -before and after the transactions contemplated by this Framework Agreement- is lower than 20% in the relevant market or markets in which Gainvest Brazil participates; and (C) no antitrust merger control filing in Brazil is required as a consequence of the transactions contemplated by this Framework Agreement.

Article 7 - Representations and Warranties of the Buyers

The Buyers represent and warrant to Sellers, which representations and warranties shall be true and correct as of the date hereof and as of the Closing Date as follows:

7.01. Organization, etc.: INTL and Netherlands (being a wholly owned subsidiary of INTL which corporate name is being changed , subject to approval by the Dutch authorities, from Antalya International B.V. to INTL Netherlands B.V.) are companies duly organized, validly existing and in good standing under the laws of the State of Delaware, U.S.A. and the Kingdom of the Netherlands, respectively, and have all requisite corporate power and authority to own and operate their properties and to carry on their business as now conducted.

7.02. Authority to Perform and Execute the Agreement: The Buyers have all requisite right, power and authority and full legal capacity to enter into this Framework Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Framework Agreement, by the Buyers and the consummation by the Buyers of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Buyers, and no other proceedings (corporate or otherwise) are necessary on its part to authorize this Agreement or the consummation the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyers and constitutes legal, valid and binding obligations of the Buyers enforceable against the Buyers in accordance with its terms.

7.03. No Conflict: The execution, delivery and performance of this Agreement by the Buyers or the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Buyers and (b) conflict with, or result in a breach of or default under, any terms or conditions of the by-laws or other organizational documents of the Buyers.

7.04. Consents and Approvals: No consent, approval, authorization or other action by, or filing with or notification to, any third party or any governmental, judicial or regulatory authority on the part of the Buyers is required for the valid execution and delivery of this Agreement and the consummation by the Buyer of the transactions contemplated hereby, except for the execution of an amendment to the by-laws of Gainvest Brazil providing for the transfer of quotas as set forth hereunder and under the relevant Country Stock Purchase Agreement, which amendment has to be filed with the Registro Civil das Pessoas Juridicas of the city of San Pablo, Brazil.

7.05. Shares: The Buyers represent and warrant that the INTL SHARES (i) represent 0.95% of INTL’s capital and votes as of March 31, 2007; (ii) once duly issued to Sellers and registered with the SEC (Securities and Exchange Commission), will be freely disposable by the Sellers through the ‘Nasdaq Capital Market’.

7.06. Full Reliance. Buyers have decided to enter into this transaction relying entirely upon their own independent analysis and have requested the opinions of their officers and/or of independent specialists, and have required Sellers to provide all documentation and information, that they considered necessary to conduct a limited review of the activities and financial standing of the Companies and are aware of their general state of activities, business, risks and opportunities. Notwithstanding anything to the contraty in this Agreement, the Buyers have the right to fully rely upon the representations, warranties and covenants of Sellers contained in this Framework Agreement and, for the avoidance of doubt, any knowledge of Buyers of any matter related to the Companies, learned during due diligence procedures or otherwise, shall not limit in any manner whatsoever Buyers’ indemnity rights hereunder.

7.07. Necessary Funds. Buyers have the necessary funds in order to fulfill its obligations pursuant to this Framework Agreement and each of the Country Stock Purchase Agreement.

7.08 Buyers’ Turnover in Argentina and Brazil. (i) Subject to Sellers’ representation set forth in Section 6.03(c)(i), Buyers’ and Buyers Affiliates’ turnover for the last year in Argentina do not add up to the Ar$200,000,000 set forth in Law No. 25,156 and thus the purchase of the Shares is not subject to mandatory filing in Argentina pursuant to that law.

(ii) Buyers and Buyers Affiliates have no turnover for the last year in Brazil and have no market share in the markets in which Gainvest Brazil operates in Brazil. During 2007, INTL – directly or indirectly- was paid an aggregate of US$20,000 (twenty thousand Dollars) as an advance payment from two Brazilian clients for whom securitization deals are being arranged. That amount would be offset against future fees and those transactions are yet to be completed.

Article VIII - Closing

8.01 As at Closing Date, and so long the conditions of Article IX have been verified, the following acts shall take place:

(a) Sellers shall:

(i) deliver to Buyers (A) the certificates of each of the Companies which represent the Shares (except for the quotas of Gainvest Brazil, for which there are no certificates) and (B) in the case of bearer shares, the bearer shares and a secretary’s certificate of the relevant Company certifying the authorized issued and outstanding capital stock of that/those Company/ies, and (C) deliver notices of transfer pursuant to Section 215 of Argentine Law No. 19,550 and similar regulations for the other Companies;

(ii) cause the new Board of Directors of the Gainvest FCI and Gainvest Argentina to hold a meeting in which those Companies take note of the above-mentioned communication and transfers, order the appropriate entry in their respective share registry book, and issues new titles of stock in the name of the Buyers, titles which shall be delivered to the Buyers;

(iii) cause the administrators of Gainvest Brazil to execute, and execute the amendment to the bylaws of Gainvest Brazil to reflect the transfer of Shares of Gainvest Brazil to the respective Seller and the appointment of the new administrators thereof;

(iv) enter into four stock purchase agreements in connection with the purchase and sale of the Shares of Gainvest FCI and Gainvest Argentina, Gainvest Uruguay, Gainvest Brazil and Gainvest BVI, respectively, each substantially in the form set forth as Exhibit A (each, a “Country Stock Purchase Agreement”) and governed by the respective laws of the place of incorporation of each Company;

(v) cause Ms. Nora Z. Trotta and Orlando Parisi enter into and deliver to Buyers the agreements referred to in Section 5.03(a)(i) and 5.03(b) with the Companies;

(vi) grant to the Board of Directors appointed in the Companies, the complete possession of the premises and other properties of the Companies, together with the corresponding original deeds of the by-laws, corporate books and records, and assist the appointed Board of Directors in their presentation before the senior personnel of the Companies;

(vii) execute and deliver Buyers the non-competition agreement, which form is attached as Exhibit B (the “Non-Competition Agreement”), with their signatures duly certified by a notary public;

(viii) execute and deliver to Buyers a certified receipt to acknowledge the receipt of the cash portion of the Base Price; and

(ix) execute and deliver to Buyers a certificate dated on the Closing Date confirming that (a) the Sellers’ representations and warranties, acknowledgements, covenants and agreements contained in this Framework Agreement and in the other transaction documents to be delivered hereunder are true and correct when made and as of the Closing Date, (b) from the date hereof through the Closing Date, Sellers have complied with all covenants of the Sellers applicable to that period, and (c) no action or proceeding has been instituted or has been threathened before a court or other Governmental Authority to restrain or prohibit any of the transactions contemplated by this Framework Agreement.

(x) issue all documents necessary to assign to the relevant Buyer the Pending Dividend and the rights arising of the capitalization of the Irrevocable Capital Contributions, and deliver evidence of the capitalization thereof.

(xi) rafity their respective signatures to this Framework Agreement before a notary public designated by Buyers.

(b) Buyers shall:

(i) pay the cash portion of the Base Price as indicated in Section 2.03(c), and evidence to Sellers the issuance of the INTL SHARES and the issuance of certificates for those INTL SHARES in their favor;

(ii) execute and deliver the Non-Competition Agreement, and each of the Country Stock Purchase Agreement to which a Buyers is a party thereto;

(iii) cause Gainvest Argentina to execute and deliver the Guaranty Agreement as per the form attached hereto as Exhibit C (the “Guaranty Agreement”).

(iii) execute and deliver to Sellers a certificate dated on the Closing Date confirming that (a) the Buyers’ representations and warranties, acknowledgements, covenants and agreements contained in this Framework Agreement and in the other transaction documents to be delivered hereunder are true and correct when made and as of the Closing Date, (b) from the date hereof through the Closing Date, Buyers have complied with all covenants of the Buyers applicable to that period, and (c) no action or proceeding has been instituted or has been threathened before a court or other Governmental Authority to restrain or prohibit any of the transactions contemplated by this Framework Agreement.

(iv) rafity their respective signatures to this Framework Agreement before a notary public.

8.02 All acts and transactions contemplated by this Framework Agreement to be carried out at the Closing shall be deemed to take place simultaneously.

Article IX – Conditions Precedents to Closing

9.01 Conditions Precedent to Obligations of Buyers. The obligations of Buyers to consummate the transactions contemplated by this Framework Agreement, including the sale and purchase of the Shares pursuant to Article II, are subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions precedent, or the waiver thereof by Buyers:

(i) There shall have been no failure by any of the Sellers to duly perform or fulfil any of Sellers’ covenants, agreements and obligations herein.

(ii) None of the representations and warranties of Sellers shall fail to be true and correct in all respects on the date hereof and on the Closing Date.

(iii) Any necessary regulatory, governmental and third party approvals, waivers and consents shall have been obtained.

(iv) No Governmental Authority (including, without limitations, Argentine, Uruguayan and Brazilian Central Bank or securities market authorities) shall have enacted, issued, promulgated or enforced or entered any Applicable Laws, statute, rule, regulation, executive order, decree, injunction or other order which prevents or prohibits the consummation of any of transactions contemplated by this Framework Agreement, including the acquisition of the Shares by Buyers.

(v) Sellers shall have taken all corporate actions to change the corporate names of Gainvest Financial Advisors and Gainvest Chile S.A., and also shall have taken all actions to amend the ip address, webpage, stationery, etc. of those companies so that none of such ip address or the other referred items contain the word ‘Gainvest’, and deliver to Buyers thereof; provided however that with respect to wealth management services of the former, the Parties agree to take all commercially reasonable actions in order to minimize the impact of the business assignment until the Pershing Agreement is finally transferred to Buyers.

(vi) Selles shall have caused Gainvest Financial Advisors to agree upon with Buyers on a letter under which that company commits to provide ordinary financial services (as per its corporate purpose) at cost to the Companies for a 2-year term after Closing, and deliver to Buyers satisfactory evidence thereof.

(vii) No material adverse event shall have taken place that may significantly affect the Buyers’ understanding on the terms and conditions of this Framework Agreement.

(viii) Sellers shall have cause the Companies to hold stockholders, quotaholders or members meetings, as applicable, in which, through the unanimous consent of the shareholders, quotaholders or members thereof, as applicable, (1) approve the resignation and duties performed by the current Companies’ Board of Directors (or administrators in the case of Gainvest Brazil) and síndicos or members of the surveillance committee (or similar bodies), (2) designate new directors or administrators, as applicable, and síndicos or members of the surveillance committees (or similar bodies) for each of the Companies as per the instructions provided by the Buyers, and (3) in the case of Gainvest Argentina, also to amend the bylaws so that the board of directors is composed of five (5) regular members and up to five (5) alternate members.

(ix) Sellers shall have caused that each of the board members or administrators or members of similar governing bodies of the Companies and the síndicos or members of the surveillance committees excute a letter, which signatures must be certified before a notary public, addressed to the relevant Company (1) resigning to their position in the Companies, and (2) acknowledging that each such individual has no claim of any nature against the Companies, and shall deliver those letters to Buyer.

(x) Sellers shall cause CIBSA to deliver the amendment letter referred to in Section 4.01(i), which shall have to be acceptable to Buyers.

(xi) Sellers shall cause López León Brokers S.A. and López León Do Brazil Ltda. to deliver the letter agreement referred to in Section 4.01(ii).

9.02 Conditions Precedent to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Framework Agreement, including the sale and purchase of the Shares pursuant to Article 2, are subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions precedent, or the waiver thereof by Sellers:

(i) Buyers shall provide evidence to Sellers that on or before the date hereof the Buyers’ Boards shall have approved the acquisitions of the Shares pursuant to the terms and conditions of this Framework Agreement and each of the Country Stock Purchase Agreements;

(ii) None of the representations and warranties of Buyers shall fail to be true and correct in all respects on the date hereof and on the Closing Date.

(iii) No competent Government Authority or regulatory authority (including, without limitations, Argentine, Uruguayan and Brazilian Central Bank or Securities Market Authorities) shall have enacted, issued, promulgated or enforced or entered any Applicable Laws, statute, rule, regulation, executive order, decree, injunction or other order which prevents or prohibits the consummation of any of transactions contemplated by this Framework Agreement, including the acquisition of the Shares by Buyers.

Article X – Covenants of Sellers and Buyers

10.01 Pre-Closing Covenants. (a) Covenants of Sellers. As from the date hereof until and including the Closing Date, Sellers covenant (except as otherwise expressly required pursuant to this Framework Agreement or agreed in writing by Buyers after the date hereof) to, and shall cause each of the Companies to:

(i) diligently carry on the business of the Companies in the ordinary course of business and consistent with past practices, preserve the Companies’ assets, not acquire any new assets outside ordinary course of business and refrain from incurring in material indebtedness or guarantees, nor issue or cause or authorize the issuance of stock or other equity instruments of the Companies;

(ii) refrain from entering into any amendment to the existing agreements of the Companies, or terminating any such agreements;

(iii) provide Buyers and its respective accountants, attorneys, agents, advisors and other representatives reasonable access, during normal business days and working hours, to the Companies’ records, financial and operating data and all other documents and information concerning the business and operations of the Companies as they may reasonably request; provided, that, Buyers treat all of such information, and guarantee such treatment by its Representatives, as confidential in accordance with Section 13.07 hereof.

(iv)    (1) refrain from soliciting, initiating, encouraging or engaging in any inquiry, discussion or proposal for, (2) refrain from continuing, proposing to negotiate with or hold discussions with respect to, or (3) refrain from entering into any agreement or understanding providing for, an acquisition of or tender for any of the capital stock, assets or businesses of the Companies or any of its subsidiaries or any merger, consolidation, financing, reorganization or other business combination involving the Companies or any of its subsidiaries or any other proposed action that would adversely affect any of the Parties’ ability to consummate the Closing or to carry out transactions similar to those contemplated by this Agreement with third-parties;

(v) refrain from amending the by-laws or articles of incorporation of any of the Companies;

(vi) refrain from terminating without cause any employment relationship with senior officers of the Companies;

(vii) include a provision in the contracts identified under Article IV allowing the parties thereto to terminate them without penalty prior to the second anniversary of the Closing Date in the event that (1) the Buyers establish that (a) there is no need for the services provided therein, or (b) similar services at a lower cost are available (provided that first the relevant party to those contracts offers the other party the opportunity to provide those services at such lower cost); or (2) Sellers notify the parties thereto that Change of Control of the Companies has occurred.

(viii) take any and all actions necessary to capitalize the Irrevocable Capital Contributions and file with the relevant Governmental Authorities the documents necessary for the registration of the capitalization thereof.

(ix) take any and all actions necessary to comply with the covenants and undertakings of Sellers under this Framework Agreement that on or prior to the Closing Date have to be comply with.

10.02 (a) Post-Closing Buyers’ Covenants. (1) Buyers covenant to Sellers that following Closing and for a period of two (2) years or until full payment of the Second Year Contingent Payment, whichever the later, Buyers will cause the Companies to offer (or continue to offer) employment, under the same existent conditions, except for dismissal for justified cause under applicable law.

(2) Buyers agree and undertake that as from the Closing Date and until the Second Year Contingent Payment is paid: (i) Buyers will not modify or amend the Companies’ current business accounting, unless required by law or as necessary to permit Buyers’ year-end and quarters consolidation of accountings, (ii) Buyers shall deliver to the Shareholders quarterly financial statements of the Companies within 30 calendar days counted as from March 31, June 30, September 30 and December 31 of each year (to the extent any such statement covers all or a portion of a period used for calculations of the Additional Price), and any other budgets, business plans and other accounting and financial information that Shareholders may reasonably require to control the proper calculation of the Additional Price, and (iii) Buyers shall cause the Companies to appoint Deloitte & Co S.R.L (or its affiliates in other jurisdictions for Companies not in Argentina and LGT Public Accountants for Gainvest BVI) to perform an audit of the annual financial statements of each Company at the end of each fiscal year (to the extent any such statement covers all or a portion of a period used for calculations of the Additional Price). Buyers will be entitled to appoint a different auditing firm with the consent of the Shareholders, consent not to be unreasonably withheld as long as the firm is a reputable auditing firm.

(3) Buyers further covenant and agree that will be liable for the payment in full of the Additional Price.

(4) Until the Second Year Contingent Payment is paid in full to Sellers, Buyers covenant and agree not to pledge or in any other way constitute or permit the existence of any Lien, encumbrance, own or third-party right or privilege, on the Companies’ assets, except with the express written consent of the Sellers, which consent shall not be unreasonably withheld or delayed.

(5) Buyers covenant and agree that no later than 7 (seven) calendar days after the Closing, the resolutions adopted at the shareholders’ meeting of Gainvest FCI mentioned in Section 9.01(viii) shall be filed with the General Inspection of Corporations, the Buenos Aires Stock Exchange and the CNV for their registration or notification, as the case may be.

(6) Buyers further covenant and agree as stated in Article V of this Framework Agrement.

(7) Until the Second Year Contingent Payment refrain from terminating without cause any employment relationship with senior officers of the Companies.

(8) Buyers undertake to comply with all legal requirements to be able to hold the Companies’ Shares in their respective places of incorporation as soon as practicable but in no event later than October, 2007. If such undertaking is not timely complied with, Sellers shall be entitled to claim for indemnification pursuant to Article XI.

(9) Buyers shall register Gainvest Argentina, and if required also Gainvest Financial Advisors, as foreign investor as required pursuant to Brazilian Applicable Laws with respect to the equity participation in Gainvest Brazil.

(b) Post-Closing Sellers’ Covenants. (1) Sellers covenant and agree as stated in Section 3.01(c) of this Framework Agreement. In addition, Sellers covenant and agree to, at the request of Buyers, take any necessary action and sign, deliver and file any necessary document or information in order to register as foreign investor in Brazil with respect to the participation by Sellers or the Companies as quotaholder of Gainvest Brazil, including filings, consents or registrations before Brazil Central Bank, the registry of companies or similar Governmental Authority and or the Brazilian Securities Commission (CVM).

(c) Other Post-Closing Covenants. (1) Hernán López León, Orlando Parisi and Miguel Canale covenant and agree as stated in Section 4.01 of this Framework Agreement.

(2) INTL covenants and agrees as stated in Section 4.02 of this Framework Agreement. In addition, Buyers agree that at the request of Sellers and to the extent it is possible under Applicable Laws, Buyers shall also cause Gainvest FCI to enter into a guaranty agreement on term substantially similar to those entered into by Gainvest Argentina at Closing with Sellers.

10.03 Best Efforts of the Parties. Each of the Parties agree that, subject to the terms and conditions provided herein during the period commencing on the date hereof and ending on the earlier of (x) the Closing or (y) the termination of this Agreement pursuant to Section 2.07, each Party shall use their best efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby.

Article XI - Indemnification

11.01 Indemnification by the Shareholders. (a) Subject to Section 11.01(c) below, each Shareholder, proportionally to his stockholding in the Companies and Purchase Price as described in Schedule B hereof, hereby agrees to defend, indemnify and hold harmless Buyers, their Affiliates and their respective successors or assigns and the respective shareholders, directors, officers, employees and agents of each such indemnified Persons (collectively, the “Buyers Indemnitees”) from and against any and all Indemnifiable Losses (the “Buyers Losses”), directly or indirectly based upon, caused by, resulting from or arising out of:

(i) the breach of any of the representations or warranties made by a Shareholder under this Framework Agreement and/or any of the Country Stock Purchase Agreements;

(ii) the failure or default by the Shareholders to duly perform or fulfill any of the covenants, agreements or obligations required to be performed by a Seller under this Framework Agreement and/or under any of the Country Stock Purchase Agreements;

(iii) any and all Taxes imposed on any of the Companies for, or relating to, any periods prior to the date hereof the relevant part of the Pre-Closing Period;

(iv) any undisclosed liability of any of the Companies which date or cause is prior to the Closing Date;

(v) any liability related to compliance with Applicable Laws related to labour, social security and income Taxes.

(b) Acknowledgement by Sellers: Sellers hereby acknowledge and accepts that (1) Buyers have the right to fully rely upon the representations, warranties and covenants of Sellers contained in this Framework Agreement (including the certificate to be delivered at Closing by Sellers) and (2) any knowledge of Buyers of any matter related to the Companies, learned during due diligence procedures or otherwise, shall not limit in any manner whatsoever Buyers’ indemnity rights hereunder.

(c) Limitations on the Indemnity Amount. (i) The amount to be eventually paid by the Shareholders to Buyers as indemnification pursuant to this Article XI shall not exceed an aggregate amount equal to the Purchase Price.

(ii) Each Seller shall only be liable for its pro rata share of any indemnification obligation hereunder based on the percentage of the Shares owned by such Seller as of the date hereof, and in the event of any Indemnifiable Loss that relates to a breach of a representation or warranty with respect to a Company in which a Seller has an indirect equity participation, for the percentage that such indirect equity participation would have represented in that Company if such indirect holding would have been instead held by such Seller directly in that Company.

(iii) Notwithstanding anything to the contrary under this Framework Agreement, in case of willful misconduct and/or fraud of Sellers [declared by a final award pursuant to Article XII, no limitation in the amount (as described in the paragraph(i) above) and/or in time (as described in 11.04) shall apply, and therefore Buyers shall be entitled at any time hereinafter to full indemnification from any resulting or related Indemnifiable Losses as a consequence of such wilfull misconduct and/or fraud.

11.02 Indemnification by Buyers. Buyers hereby agrees to defend, indemnify and hold harmless the Shareholders and their respective successors (collectively, the “Shareholders’ Indemnitees” and, indistinctively Buyers Indemnitees or Shareholders’ Indemnitees, the “Indemnitees”) from and against any and all Indemnifiable Losses (each, a “Shareholders Losses” and, indistinctively Buyers Losses or Shareholders Losses, the “Losses”) covered by, resulting from or arising out of:

(a) the breach of any of the representations or warranties made by Buyers as stated in Article 7 hereto and/or under any of the Country Stock Purchase Agreements, or

(b) the failure or default by Buyers to duly perform or fulfill any of the covenants, agreements or obligations required to be performed by a Buyer under this Framework Agreement or under any of the Country Stock Purchase Agreements.

11. 03 Indemnification Procedures.

(a) Recoverable Claim Notice. If an Indemnitee believes that it is entitled to indemnification pursuant to either Section 11.01 or 11.02, as applicable, in respect of an Indemnifyiable Loss that is not a Third Party Claim, then it shall notify (each such notice, a “Recoverable Claim Notice”) the Party liable for indemnification pursuant thereto (the “Indemnifying Party”), and shall provide to the Indemnifying Party as soon as practicable thereafter all information and documentation necessary to support and verify any Indemnifiable Losses that the Indemnitee shall have determined to have given or may give rise to such claim for indemnification, and the Indemnifying Party shall be given access to the books and records in the possession or under the control of the Indemnitee (or its Affiliates, if necessary) to the extent reasonably related to such a claim. Notwithstanding the foregoing, the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to any Indemnitee, except and to the extent that the Indemnifying Party demonstrates that it has been materially and irrevocably prejudiced by the Indemnitee’s failure to give such Recoverable Claim Notice. If the Indemnifying Party notifies in writing that it does not dispute that the claim described in the Recoverable Claim Notice is an Indemnifiable Loss indemnifiable hereunder, or fail to notify in writing to the Indemnitee within ten (10) calendar days thereafter whether the Indemnifying Party disputes that claim, then the Indemnifying Party shall be deemed conclusively liable under this Article IX for the Indemnifiable Loss indicated in the Recoverable Claim Notice, and the Indemnifying Party shall pay on demand such Indemnifiable Loss. If the Indemnifying Party timely notifies the Indemnitee that it disputes the claim or the amount of the Indemnifiable Loss set forth in the Recoverable Claim Notice, then the Parties shall try to resolve the dispute during a period of sixty (60) calendar days thereafter. If the Parties fail to reach an agreement, then the dispute shall be resolved by means of arbitration to be conducted in accordance with Article XII.

(b) Payment. In the event a claim for indemnification under Section 11.01 or 11.02 shall have been finally determined, or become due as otherwise indicated in this Article XI, the amount of the related Indemnifiable Loss shall be paid by the Indemnifying Party to the Indemnitee, in immediately available funds in Dollars. Any claim, and the liability for and the amount of the related Losses, shall be deemed to be “finally determined” for purposes of this Section 11.03 (b) when the Parties involved in the claim have so determined by mutual agreement within a period that shall not exceed sixty (60) calendar days, or, if disputed, when a final award has been issued in accordance with Article XII.

(c) Third Party Claims. In the event that an Indemnifying Party may be required to indemnify an Indemnitee against any claim or legal action made or brought by a third party, indemnification shall be provided in accordance with the following procedures:

(i) Upon receipt by an Indemnitee of a written notice of commencement of any action or claim by a third party (a “Third Party Claim”) against it, the Indemnitee shall give notice (each, a “Third Party Claim Notice”) to the Indemnifying Party of the commencement of the Third Party Claim as soon as practicable but in no event later than twenty (20) calendar days after the Indemnitee shall have been served with process. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to any Indemnitee, except and to the extent that the Indemnifying Party demonstrates that its defense of such Third Party Claim has been materially and irrevocably prejudiced by the Indemnitee’s failure to give such notice.

(ii) If the Indemnifying Party does not notify to the Indemnitee within five (5) days after receipt of the Third Party Claim Notice (or earlier to the extent required to permit the Indemnitee to take any legal action to protect its right properly), that it does not dispute that the claim described in that Third Party Claim Notice is or could be an Indemnifiable Loss for which indemnification may be sought under this Article XI, then the Indemnifying Party shall be deemed conclusively liable under this Article XI for that Third Party Claim. If the Indemnifying Party notifies the Indemnitee that it disputes that it has or may have an indemnity obligation with respect to the Third Party Claim described in the Third Party Claim Notice, then the Parties shall try to resolve the dispute during a period of sixty (60) calendar days thereafter. If the Parties fail to reach an agreement, then the dispute shall be resolved by means of arbitration to be conducted in accordance with Article XII.

(iii) Upon receipt of a Third Party Claim Notice, the Indemnifying Party will be entitled, to the extent permitted by applicable law and if it has previously admitted and assumed in writing its indemnity obligation for that Third Party Claim, to assume the defense of such Third Party Claim at its own expense.

(iv) The Indemnitee shall have the right to, but shall not be obligated to, participate at its own expense in a defense of the Third Party Claim by counsel of its own choosing; provided, however, that at any time prior to the Indemnifying Party notifying whether it shall assume the defense or not, the Indemnitee may file any motion, answeres or other pleadings or take any other action to protect its interest. The costs and expenses incurred by the Indemnitee shall be payable by the Indemnifying Party only if that party is liable in connection with that Third-Party Claim pursuant to the terms of this Framework Agreement; otherwise, shall be entirely borne by the Indemnitee.

(v) In no event the Indemnifying Party may settle or compromise a Third Party Claim without the prior written consent of the Indemnitee unless that settlement includes a complete release of the Indemnitee as to the matters in dispute, and provided, further, that the Indemnitee shall not unreasonably withhold or delay consent to any settlement or compromise that requires its consent.

(vi) In the event the Indemnifying Party does not assume the defense of the Third Party Claim, or having assumed the defense thereof it fails to timely defend, contest or otherwise protect against any Third Party Claim, the Indemnitee may defend, contest or otherwise protect against the same, and make any compromise or settlement thereof and shall be entitled to recover all Indemnifiable Losses resulting therefrom from the Indemnifying Party, including reasonable attorneys’ fees, disbursements and all amounts paid as a result of such claims or suit or the compromise or settlement thereof. Notwithstanding anything to the contrary in this Framework Agreement, the Indemnitee may, at its option, upon notice to the indemnifying Party, control the defense of (i) any criminal proceeding, action, indictment, allegation or investigation that relates to an Indemnifiable Loss or potential Indemnifiable Potential Loss and (ii) if occurring after the second anniversary of the Closing Date, the portion of any legal action that seeks an injunction against the Indemnitee.

(vii) Each Indemnitee shall cooperate and provide such assistance as the Indemnifying Party may reasonably request in connection with the defense of the Third Party Claim and in connection with recovering from any third parties amounts that the Indemnifying Party may pay or be required to pay by way of indemnification hereunder.

(d) Insurance. If any event shall occur which would otherwise entitle an Indemnitee to assert a claim for indemnification hereunder, no Indemnifiable Losses shall be deemed to have been sustained by such Indemnitee to the extent of the actual value of any net proceeds received by such Indemnitee from any insurance policy of the Company in effect at any time, with respect to which any Indemnitee shall make a claim for recovery. Any increase in the premiums of insurance of an Indemnitee as a direct consequence thereof shall be deemed an Indemnifiable Loss. If at the time the Indemnifying Party has to pay to the Indemnitee an indemnification under this Article XI and no proceeds have been received yet from the insurance company, the Indemnifying Party shall have to pay the Indemnifiable Loss to the Indemnitee without making any deduction. Upon effectively receiving such net proceeds, the Indemnitee shall reimburse the Indemnifying Party.

(e) Tax Benefits. Each Indemnitee, using its good faith judgment and consistent with its prior tax positions and Companies’ tax positions, shall calculate any tax benefits actually realized by it or by the Companies, calculated on a consolidated basis, as a result of any Indemnifiable Losses (the “Tax Benefit Amount”) and shall refund such Tax Benefit Amount to the Indemnifying Party within ten days after the Indemnitee’s receipt of payment in full of the Indemnifying Party’s liability for such Indemnifiable Loss.

(f) Non-Exclusive Remedies. Except as otherwise provided herein, none of the remedies provided in this Agreement for either party, including indemnification under this Article 11, termination of this Agreement or specific performance, are the exclusive remedy of either party for a breach of this Agreement. Except as otherwise provided herein, the parties shall have the right to seek any other remedy in law in lieu of or in addition to any remedies provided in this Agreement, including an action for damages for breach of contract.

11.04 Survival. The representations and warranties and covenants contained in this Framework Agreement and in each of the Country Stock Purchase Agreements shall survive Closing until the third anniversary hereof. Notwithstanding the foregoing, such representations, warranties or covenants that would otherwise terminate in accordance with this Section 11.04 will continue to survive and be covered by this Article XI, if the Indemnitee has delivered a Claim Notice in respect thereof during the indicated survival period. In addition, the indemnity obligation of Sellers under Section 11.01(a)(v) shall survive up to 90 days after the expiration of the applicable statute-of-limitations to each matter covered thereunder. For any of the two preceding sentences, the agreed survival shall continue until the relevant matter is finally terminated or otherwise resolved by the Parties or by a court of competent jurisdiction and any amounts payable thereunder are finally determined and paid in full.

11.05 Offset and withholding rights. (a) If a Buyers received a Third Party Claim or otherwise suffers an Indemnifiable Loss before the First Year Contingent Payment is made, Buyers will be entitled to withhold (and thereafter offset) from the Additional Price an amount equal to the amount indicated in the relevant Third Party Claim Notice or the Indemnifiable Loss suffer by Buyers (net of any Tax Benefit Amount, if applicable).

(b) Buyers shall also be entitled to withhold (and thereafter offset) from the Second Year Contingent Payment any amount in respect of any unsettled Third Party Claim.

(c) The amount to be withheld pursuant to this Section 11.05 should be reasonable agreed upon by the Parties, provided that if the Parties do not reach an agreement at least 30 days before any portion of the Additional Price is payable, then the Parties shall follow the procedure set forth below in Article XII and until a final arbitration award or otherwise agreed in writing by the Parties such portion of the Additional Price, up to the amount indicated in the relevant Third Party Claim Notice, shall not become payable.

(d) Any amount withheld pursuant to this Section 11.05, or subject to discussion by the Parties, shall be invested in money markets funds until the date it is released.

Article XII Applicable Law and Jurisdiction

12.01 This Framework Agreement will be governed by the laws of the Republic of Argentina. Should any dispute, controversy or claim arising from or related to this Framework Agreement, or to the non performance, termination or cancellation thereof arise, it will be initially settled, during a thirty days term, by the mediation proceeding foreseen by the Rules of Proceeding and Code of Ethics of the Enterprise Center for Mediation and Arbitration (“Reglas de Procedimiento y Código de Etica del Centro Empresarial de Mediación y Arbitraje” -Asociación Civil-). The parties may extend such thirty days term.

12.02 In case the parties do not reach a full agreement, the dispute or the partial aspects thereto not solved by the mediation above mentioned, will be settled by arbitration pursuant to the above mentioned Rules. The arbitration court will issue his final award within a three months term as from the date of its constitution. The arbitration court shall be formed by three arbitrators: each party will appoint one arbitrator, while the third arbitrator shall be appointed by the arbitrators appointed by the parties. Should the arbitrators not reach an agreement regarding the third arbitrator within a 10 days period, the third arbitrator shall be elected by the Enterprise Center for Mediation and Arbitration. This third arbitrator shall be a person with recognized knowledge and experience in the economic and financial areas.

12.03 The parties irrevocably waive their right to appeal the awards of the arbitration court as provided under section 758 of the National Civil and Commercial Procedure Code of Argentina.

Article XIII - Miscellaneous

13.01 Notices. (a) Any notice, approval, consent, waiver or other communication to be given by any of the Parties shall be given in writing, and shall be deemed valid and binding if addressed to the representatives and at the domiciles detailed below, which may only be changed by a prior written notice given in a recorded manner to the other party.

Shareholders: Mrs. Nora Z. de Trotta, Mr. Hernán López León, Mr. Orlando Parisi and Mr. Miguel Canale, jointly represented by Mr. Orlando Parisi, at Sarmiento 459 2º floor, (1041) Buenos Aires, Argentina. Fax No: 54 11 4390 7501. Cc: Estudio Beccar Varela, Cerrito 740, piso 16º, Buenos Aires (1309), Argentina; Attn: Mr. Pedro Nicholson and/or Tomás Allende.

Buyers: International Assets Holding Corporation and INTL Netherland B.V., represented by Fabio Damián Nadel or Scott Branch, 708 3rd Avenue, Suite 702, New York, NY 10017, United States of America. Fax No.: 001 212 485 3511. Cc: Bruchou, Fernandez Madero, Lombardi & Mitrani, Ing. Butty 275, piso 12°, Buenos Aires, Argentina; Attn: Mr. Carlos E. Lombardi/ Julio Tallone Maffia.

(b) Any such notice shall be deemed effective upon delivery in person or, if sent by telecommunication, two days following delivery to a firm which guarantees next (or second) day service or if given by mail, when such communication is actually received or if given by any other means, when actually received at such address. Any party may change its notice address by giving written notice of such party’s new notice address to the other party pursuant to this paragraph.

(c) Any notice, approval, consent, waiver or other communication signed by Sellers’ representative shall bound al Sellers vis a vis the Buyers. Any notice, approval, consent, waiver or other communication signed by Buyers’ representative shall bound all Buyers vis a vis all Sellers.

13.02 Fees and Expenses. Except as otherwise indicated in this Framework Agreement, each of the Parties hereto shall bear and pay, without any right of reimbursement from any other party, all costs, Taxes, expenses and fees incurred by it or on its behalf incidental to the preparation, execution and delivery of this Framework Agreement, each Country Stock Purchase Agreement and the ancillary documents, including, without limitation, the fees and disbursements of attorneys, accountants and consultants employed by such party, and all brokers, investment banks, finders and financial advisors retained or utilized by the Parties, or otherwise acting on its behalf, in connection with the transactions contemplated by this Framework Agreement, each Country Stock Purchase Agreement and the ancillary documents, and shall also indemnify and hold harmless the other Parties from and against all such fees, costs and expenses.

13.03 No Assignments. Neither Party hereto may assign or transfer all or any part of its rights or obligations hereunder to any Person whatsoever without the prior written consent of the other Parties, provided that Buyers shall be entitled to assign its rights and/or obligations hereunder to any Affiliate of INTL. Any such assignment shall not terminate the guaranty set forth in Section 4.03. Buyers and Sellers shall remain liable for their respective obligations hereunder notwithstanding a permitted assignment.

13.04 Amendments. Any amendments of this Framework Agreement or each Country Stock Purchase Agreement must be made in writing and signed by all Parties. Any waiver or consent hereunder must be in writing and signed by Buyers’ representative and Sellers’ representative, and such waiver shall only be valid in connection with the specific matter, extent and instance so provided. No failure on the part of any Party to exercise or delay in excercising any right hereunder shall be deemed a waiver thereof (unless otherwise agreed in this Framework Agreement), nor shall any single or partial exercise preclude any further or other exercise of such any other right.

13.05 Entire Agreement. This Framework Agreement, each Country Stock Purchase Agreement and each of the documents issued hereunder or thereunder, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior proposals, agreements and understandings and all prior written and oral communications relative thereto. If any of the provisions contained in this Framework Agreement are determined to be void, invalid or otherwise unenforceable by a court of competent jurisdiction, such determination shall not affect the remaining provisions contained herein and in lieu of such illegal, invalid or unenforceable provision, the Parties will agree on a legal, valid and enforceable provision or provisions as similar in terms to such illegal invalid or unenforceable provision so that the Parties original intent is properly reflected and satisfied. Should there be an irreconcilable conflict among the provisions of any Country Stock Purchase Agreement and of those of this Framework Agreement the latter shall prevail for the solution of any controversy between the Parties hereto.

13.06 Headings. The section headings in this Framework Agreement are for convenience of reference only and shall not be used in the construction or interpretation thereof.

13.07 Confidentiality. Any public announcement of this Framework Agreement or each Country Stock Purchase Agreement shall be mutually agreed taking into consideration securities law and commercial and market issues.

13.08 Artwork. The artwork currently located at the premises of the Companies is personal property of the Sellers. Therefore, Sellers are entitled to remove such artwork from the Companies at any time.

13.09 Authorization. Each Schedule, Exhibit and Annex hereto shall be considered incorporated into this Framework Agreement. Shareholders authorizes Messrs. Pedro Nicholson, Tomás Allende, Pedro Castro Nevares or Germán Pennimpede, and Buyers authorizes Messrs. Fabio Nadel and either of Carlos Lombardi, Julio Tallone Maffia, Elena Sozzani or Estanislao Olmos to initialize, on their respective behalves, this Framework Agreement, each Country Stock Purchase Agreement and the Exhibits, Annexes and Schedules attached hereto.

[signature page follows in the next page]

IN WITNESS WHEREOF five copies of the same tenor and to a sole effect are signed this 30th day of April 2007.

SHAREHOLDERS	INTERNATIONAL ASSETS HOLDING CORPORATION

/s/ Mrs. Nora Z. de Trotta	/s/ Fabio Damián Nadel
Mrs. Nora Z. de Trotta	Fabio Damián Nadel

/s/ Mr. Hernán López León
Mr. Hernán López León	ANTALYA INTERNATIONAL B.V. (soon to be renamed as INTL NETHERLANDS B.V.)

/s/ Mr. Orlando Parisi	/s/ Fabio Damián Nadel
Mr. Orlando Parisi	Fabio Damián Nadel

/s/ Mr. Miguel Canale
Mr. Miguel Canale

Consented in accordance with Section
1277 of the Argentine Civil Code:

/s/ Miguel Angel José Trotta
Miguel Angel José Trotta
As husband of Ms. Nora Z. de Trotta

/s/ Marina Mihura
Marina Mihura
As spouse of Mr. Miguel Canale

[Signature page to the Framework Agreement]